UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A-1

                   Under the Securities Exchange Act of 1934



                          Managed Care Solutions, Inc.
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                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                  561906 10 8
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                                 (CUSIP Number)


                                 James A. Burns
                          Managed Care Solutions, Inc.
                        7600 North 16th Street, Suite 150
                             Phoenix, Arizona 85020
                                  602-331-5100
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               September 28, 1998
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A-1, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                             Page 1 of ______ pages

CUSIP NO.  561906 10 8
13D/A-1
          -------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      James A. Burns
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [_]
                                                                       (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      00
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                                       2

      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)                                                [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
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                          SOLE VOTING POWER
                    7
     NUMBER OF
                          201,500
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY     8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                    9
    REPORTING
                          201,500
      PERSON       -----------------------------------------------------------
                            SHARED DISPOSITIVE POWER
       WITH        10
                          0
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      201,500

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                           [-]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.3
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      TYPE OF REPORTING PERSON*
14
      IN
--------------------------------------------------------------------------------

          This Amendment #1 relates to the statement on Schedule 13D originally filed by James A. Burns on January 15, 1997 (the "Statement") with respect to the common stock, $.01 par value (the "Common Stock"), of Managed Care Solutions, Inc., a Delaware corporation (the "Company"). Capitalized terms not otherwise defined in this Amendment shall have the meaning given to them in this Statement.

          (f):  Mr. Burns is a citizen of the United States.

ITEM 3.   Source and Amount of Funds or Other Consideration

On 10/1/98, Mr. Burns sold 75,000 shares of Common Stock and exercised options to purchase 75,000 shares of Common Stock. These transactions reduce Mr. Burns' beneficial ownership to less than 5% of the Company's outstanding Common Stock.

ITEM 5.   Interest in Securities of the Issuer

          (a): Mr. Burns is the beneficial owner of 201,500 shares of Common Stock, and no longer holds an option to purchase shares of Common Stock. The shares currently held by Mr. Burns represent approximately 4.3% of the issued and outstanding Common Stock.

          (c): Except as reported in Item 3 above, Mr. Burns has not engaged in any transactions in the Common Stock within the last 60 days.

                                   Signatures
                                   ----------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 1998


                                            /s/ James A. Burns
                                        ------------------------------
                                                James A. Burns